UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)*

Green Earth Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

39303R102
(CUSIP Number)

December 31, 2014
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39303R102

1)	Name of Reporting Person

Techtronic Industries Co. Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization

Hong Kong

		5)	Sole Voting Power

0

NUMBER OF		6)	Shared Voting Power
SHARES
BENEFICIALLY			0
OWNED BY
EACH		7)	Sole Dispositive Power
REPORTING
PERSON WITH			0

		8)	Shared Dispositive Power

0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9

12)	Type of Reporting Person (See Instructions)

CO

Item 1(a) Name of Issuer

Green Earth Technologies, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices.

1136 Celebration Boulevard
Celebration, FL 34747

Item 2(a) Name of Person Filing.

The person filing this Schedule 13G/A is Techtronic Industries Co. Ltd.

Item 2(b) Address of Principal Business Office or, if None, Residence.

24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T., Hong Kong

Item 2(c) Citizenship.

Techtronic Industries Co. Ltd. is a Hong Kong corporation.

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.001

Item 2(e) CUSIP Number.

39303R102

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)       Amount Beneficially Owned:  0*

*The shares previously reported by Techtronic Industries Co. Ltd. have been transferred.

(b)      Percent of Class:

(c)      Number of Shares as to Which Such Person Has:

            (i)       Sole Power to Vote or to Direct the Vote:  0

(ii)       Shared Power to Vote or to Direct the Vote:  0

          (iii)      Sole Power to Dispose or Direct the Disposition of:  0

          (iv)      Shared Power to Dispose or Direct the Disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [x].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2015

TECHTRONIC INDUSTRIES CO. LTD.

By  /s/ Dyann L. Kostello
      Print Name:  Dyann L. Kostello
      Title:  Vice President and General Counsel

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